                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

[DELAWARE INVESTMENTS LOGO]
                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE
Contact: Christina Ward                     Priscilla Brown
Corporate Communications                    Investor Relations
Delaware Investments                        Lincoln Financial Group
215.255.1388                                215.448.1422

                  Lincoln National Convertible Securities Fund
                               Final Distribution

PHILADELPHIA, June 10, 2005-- Lincoln National Convertible Securities Fund, Inc.
(NYSE:  LNV)  today  announced  that  it  will  make  a  final  distribution  of substantially all of the Fund's undistributed  ordinary income and undistributed capital gain net income,  if any,  earned and  anticipated  to be earned through close of business on June 24, 2005,  payable on June 30, 2005 to shareholders of record on June 20, 2005,  subject to  shareholder  approval of an Agreement  and
Plan of  Acquisition  (the "Plan of  Acquisition")  to reorganize  the Fund into
Delaware  Dividend Income Fund ("Dividend  Income Fund"),  an open-end series of
Delaware Group Equity Funds V, at a reconvened  Special  Meeting of Shareholders to be held on June 16, 2005.  In January  2006,  shareholders  will receive Form
1099-DIV which will report the amount and character of the Fund's  distributions paid in calendar  year 2005.  The Fund will issue another press release once the exact amount of the final distribution, if any, has been determined.

If the  Plan of  Acquisition  is  approved  by  shareholders  of the  Fund,  the transaction,  which is expected to be a tax-free reorganization,  is expected to close on Friday,  June 24, 2005 (the  "Closing  Date") and would  entail (i) the acquisition of all of the assets of the Fund by Dividend Income Fund in exchange for Class A shares of Dividend  Income Fund;  (ii) the pro rata  distribution of such shares to the Fund's shareholders in exchange for their shares of the Fund;
and (iii) the subsequent  liquidation and dissolution of the Fund. For the three months  after the Closing  Date,  former Fund  shareholders  who redeem  Class A shares of Dividend Income Fund received in connection with the transaction  will pay a 2% redemption fee.

The Fund is a closed-end,  diversified  investment management company managed by
Delaware Management Company. Delaware Management Company is a series of Delaware
Management  Business  Trust,  a wholly  owned  subsidiary  of  Lincoln  National
Corporation.  The Fund's  primary  objective is to provide a high level of total return through a combination of capital  appreciation and current income.  As of
June 1, 2005, the Fund had total assets of approximately $84.1 million.

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